EXHIBIT 9

                   [ON DAMEN FINANCIAL CORPORATION LETTERHEAD]

   VIA FACSIMILE AND FEDERAL EXPRESS

   January 2, 1998

   John M. Klimek, Esq.
   Fishman, Merrick, Miller, Genelly,
     Springer, Klimek & Anderson, P.C.
   90 North LaSalle Street
   Suite 3500
   Chicago, IL 60602

   Dear Mr. Klimek:

   Damen Financial Corporation (the "Company") is in receipt of the letters from your client, Paul J. Duggan, to the Company dated December 17, 1997 and December 30, 1997 purporting to nominate Mr. Duggan and Vincent Cainkar for election as directors at the Company's upcoming Annual Meeting of Stockholders. The Company is also in receipt of Mr. Duggan's letters to the Company dated December 17, 1997 and December 30,1997 regarding his intention to present a stockholder proposal at the Meeting. I am writing to inform you that the Company cannot accept such nominations for election as directors or permit the presentation of such proposal at the Meeting. As previously noted, under Article I, Section 6 of the Company's Bylaws, the Company cannot accept the nominations or allow the presentation of the proposal because the Company's records do not reflect that your client is a stockholder entitled to vote at the Meeting and because your client's name and address do not appear in the Company's record of stockholders.

   Sincerely,

   /s/ Janine M. Poronsky

   Janine M. Poronsky
   Vice President and Secretary

   cc:  Paul J. Duggan

   JMP/mc